0-19451

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 3, 2002

BIOMIRA INC.
(Translation of registrant's name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ (for past years) Form 40-F _X_ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

TABLE OF CONTENTS

B I O M I R A
The Cancer Vaccine People™

News Release
For Immediate Release

BIOMIRA CO-FOUNDER AND SENIOR VICE PRESIDENT RESEARCH AND DEVELOPMENT B. MICHAEL LONGENECKER RETIRES

EDMONTON, ALBERTA, CANADA — APRIL 22, 2002 — Biomira Inc. (Nasdaq: BIOM) (TSE: BRA) announced today that Michael Longenecker, PhD, Senior Vice President Research and Development and Chief Scientific Officer will retire following 17 years of outstanding service to the Company. Dr. Longenecker is a co-founder of Biomira Inc.

Dr. Longenecker will continue to advise the Company as a consultant. In addition, he will help establish and chair a Scientific Advisory Committee.

"Mike Longenecker has spent his career dedicated to making a difference through the discovery of new and innovative cancer treatments. He is a renowned immunologist, whose vision for a new approach in the treatment of cancer led to the founding of Biomira. He is and always has been a true professional with a spirit that has come to be identified with that of our Company. At Biomira he established a solid team in our Research and Development department that will continue on with this vision. It has always been the science and people that have been most important to him. We are grateful for everything he has done in making Biomira one of the leading cancer vaccine companies in the world today and look forward to his continued support and friendship," said Alex McPherson, MD, PhD, President and CEO.

"I could not imagine another job I would have rather had than helping to create and grow this wonderful Company. We are focused on one day making a difference in the lives of cancer patients and although I will assume a less active role in the day-to-day operation of the Company, I am committed to making an important contribution in the area of new drug discovery as our team and this Company moves forward," said Dr. Longenecker.

In his new consulting capacity, Dr. Longenecker will establish a Scientific Advisory Committee, to help direct current and future research and development activities. He will also be responsible for identifying and evaluating new discoveries and innovative approaches to disease treatment and management.

-more-

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:

Bill Wickson
Manager Public Relations and Special Assistant
780 490-2818

Media Contact:
Brad Miles, BMC Communications
212 477-9007 X17

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

B I O M I R A
The Cancer Vaccine People™

News Release
For Immediate Release

BIOMIRA INC. ANNOUNCES U.S. $150 MILLION SHELF REGISTRATION

EDMONTON, ALBERTA, CANADA — May 01, 2002 — Biomira Inc. (Nasdaq:BIOM) (TSE:BRA) today announced that it has received final clearance from the applicable Canadian regulatory authorities with respect to a U.S. $150 million shelf prospectus filed in specified Canadian jurisdictions. Biomira concurrently filed a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form.

The shelf prospectus will be effective for approximately 25 months. Biomira does not intend to offer securities under the shelf prospectus until a prospectus supplement has been filed. The actual amount of any securities to be issued, and the terms of those securities, will be determined at the time of sale, if such sales occur.

"We believe that Biomira must be proactive in ensuring that it has in place mechanisms which will permit the Company to take advantage, in a timely manner, of favourable financing opportunities as we move toward possible commercialization of **THERATOPE®** vaccine," said Alex McPherson, MD, PhD, President and CEO. "Should we have positive results in this trial, we must be ready and able to address potential marketing requirements. We also have other trials ongoing and we need to ensure our pipeline advances in these areas, as well."

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:

Bill Wickson
Manager, Public Relations
(780) 490-2818

Media Contact:
Brad Miles, BMC Communications
(212) 477-9007 Ext. 17

Dwayne Brunner
Investor Relations Associate
(780) 450-3761 Ext. 277

# # #

B I O M I R A
The Cancer Vaccine People™

News Release
For Immediate Release

BIOMIRA INC. ANNOUNCES 1st QUARTER RESULTS

EDMONTON, ALBERTA, CANADA — May 02, 2002 — Biomira Inc. (Nasdaq:BIOM) (TSE:BRA) today reported financial results for the three months ended March 31, 2002. Results are reported in Canadian dollars with a March 31, 2002 rate of $1.00 Canadian equaling $0.63 U.S.

Financial results for the three months ended March 31, 2002 reflect a consolidated net loss from operations of $7.6 million or $0.17 per share compared to $11.9 million or $0.24 per share, for the same period in 2001. The decreased loss in 2002 is due to a combination of $1.0 million of research and development funding received from Merck KGaA of Darmstadt, Germany and a $4.4 million reduction of gross research and development expenditures.

Contract research and development revenues for the three months ended March 31, 2002 totaled $1.0 million compared to nil for the same period in 2001 and represent research and development funding received from Merck KGaA related to Biomira's lead programs involving **THERATOPE®** and **BLP25** vaccines. Licensing revenues of $0.26 million represent the amortization of upfront payments received from Merck KGaA in May 2001.

Research and development expenditures for the three months ended March 31, 2002 totaled $6.6 million compared to $11.0 million for the same period in 2001. The decreased research and development expenditures are attributable to the completion of enrolment of the **THERATOPE®** vaccine Phase III trial as well as the suspension of the autologous vaccine and Liposomal Interleukin-2 (L-IL-2) programs announced in November 2001. Market and business development expenditures are attributable to a combination of costs associated with both the development of Biomira's internal marketing capabilities and with pre-launch activities related to the potential worldwide commercialization of **THERATOPE®** vaccine.

"Biomira continues to build upon its achievements for the first quarter. With potentially important advancements coming in our late-stage product line, including plans for an interim analysis of our Phase III **THERATOPE®** vaccine study to commence in the third quarter of this year, we believe the Company will continue making important progress," said Alex McPherson, MD, PhD, President and CEO. "The **THERATOPE®** vaccine study has successfully undergone four separate Data Safety Monitoring Board reviews, resulting in recommendations that it continue as implemented. The study was designed to continue to the final analysis of data, which is now scheduled for late 2003. With recent additions to the management team, the Company is well positioned to make that significant transition from drug developer to marketer."

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Biomira's finances remain strong with $72.7 million in cash and short-term investments as at March 31, 2002. During the first quarter, the Company made interest and principal repayments of $3.2 million under the terms of its existing convertible debentures. To date, the convertible debenture repayments have been in cash rather than in common shares in order to protect existing shareholders from dilution resulting from low share prices. In addition, the Company drew down $345 thousand under its existing equity line agreement in the first quarter. Approximately 3.6 million shares are still available for issuance under the terms of the equity line agreement.

Also in the quarter, Biomira made significant progress with its product candidates, including the initiation of a Phase II pilot study evaluating the safety of **THERATOPE®** vaccine in men and women with metastatic colorectal cancer. The trial, which will involve approximately twenty patients, will evaluate whether **THERATOPE®** vaccine generates an immune response when administered in combination with first-line chemotherapy. **THERATOPE®** vaccine is currently in a Phase III trial for women with metastatic breast cancer.

An independent Data Safety Monitoring Board (DSMB) has reviewed safety data from the first 50 patients enrolled in the Company's Phase IIb non-small cell lung cancer (NSCLC) trial with **BLP25** vaccine. The DSMB confirmed the integrity, conduct and the data analysis plan and indicated that there were no safety concerns preventing the trial from continuing. The objectives of this randomized trial are to measure the safety and potential survival benefit of **BLP25** vaccine in patients with NSCLC. This multi-centre trial is currently enrolling 166 patients in 13 sites in Canada and four sites in the United Kingdom.

Biomira also strengthened its team with the appointment of Dr. Guy Ely to the position of Vice President, Clinical and Regulatory Affairs and Nancy J. Wysenski to Biomira's Board of Directors. Dr. Ely has a broad range of experience in managing clinical development and regulatory affairs. Previously, he served as Vice President, Clinical and Medical Affairs of Lorus Therapeutics Inc., where he was responsible for the global clinical development and medical affairs of oncology products. Ms. Wysenski is currently President of EMD Pharmaceuticals Inc., the U.S. affiliate of Merck KGaA of Darmstadt, Germany, where she is responsible for U.S. operations in clinical development, marketing, sales and business development. In 2001, Biomira and Merck KGaA entered into a global development and U.S. co-promotion collaboration for Biomira's lead product candidates, **THERATOPE®** vaccine and **BLP25** vaccine.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

- Table To Follow -

Biomira Inc.
SELECTED FINANCIAL DATA

CONSOLIDATED BALANCE SHEETS

(Canadian dollars, in thousands, except number of shares)

	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 22,976	$ 22,789
Short-term investments	49,760	62,343
Accounts receivable	309	1,386
Prepaid expenses	656	469
	73,701	86,987
Capital assets (net)	1,975	2,202
	$ 75,676	$ 89,189
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 10,724	$ 13,999
Accrued interest on convertible debentures	71	245
Current portion of deferred revenue	1,053	1,053
Current portion of capital lease obligation	202	233
	12,050	15,530
Deferred revenue	8,515	8,778
Capital lease obligation	237	263
Class A preference shares	30	30
	20,832	24,601
SHAREHOLDERS' EQUITY		
Share capital	324,488	323,597
Convertible debentures	20,371	22,206
Contributed surplus	8,901	8,901
Deficit	(298,916)	(290,116)
	54,844	64,588
	$ 75,676	$ 89,189
Common Shares Issued and Outstanding	52,567,891	52,376,536

-more-

Biomira Inc.
SELECTED FINANCIAL DATA

CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian dollars, in thousands, except per share amounts)

	Three Months Ended March 31 (Unaudited)	
	2002	2001
REVENUE		
Contract research and development	$ 992	$ -
Licensing revenue from collaborative agreements	263	-
Licensing, royalties and other revenue	-	290
	1,255	290
EXPENSES		
Research and development	6,579	10,995
General and administrative	1,714	1,619
Market and business development	894	-
Amortization of capital assets	243	285
	9,430	12,899
OPERATING LOSS	(8,175)	(12,609)
Investment and other income	653	824
Interest expense	(14)	(10)
LOSS BEFORE INCOME TAXES	(7,536)	(11,795)
Income tax provision	(37)	(93)
NET LOSS	(7,573)	(11,888)
BASIC AND DILUTED LOSS PER SHARE	$ (0.17)	$ (0.24)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	52,491	49,881

CONSOLIDATED STATEMENTS OF DEFICIT
(Canadian dollars, in thousands)

	Three Months Ended March 31 (Unaudited)	
	2002	2001
DEFICIT, BEGINNING OF PERIOD	$ (290,116)	$ (251,192)
Net loss for the period	(7,573)	(11,888)
Accretion of convertible debentures	(964)	-
Interest and carrying charges on debentures	(263)	-
DEFICIT, END OF PERIOD	$ (298,916)	$ (263,080)

-more-

Biomira Inc.
SELECTED FINANCIAL DATA

CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars, in thousands)

	Three Months Ended March 31 (Unaudited)	
	2002	2001
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net loss	$ (7,573)	$ (11,888)
Add items not affecting cash:		
Amortization of capital assets	243	285
Unrealized foreign exchange (gain) loss	-	(1)
Net change in non-cash balances from operations	(2,648)	235
	(9,978)	(11,368)
INVESTING		
Decrease in short-term investments	12,583	2,698
Purchase of capital assets	(15)	(41)
	12,568	2,657
FINANCING		
Proceeds on issue of common shares, net of issue costs	891	2,550
Financing costs of convertible debentures	(24)	-
Principal repayment of convertible debentures	(2,811)	-
Interest on convertible debentures	(401)	-
Repayment of capital lease obligation	(58)	(48)
	(2,403)	2,502
Effect of exchange rate fluctuations on cash and cash equivalents	-	1
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	187	(6,209)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	22,789	9,581
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 22,976	$ 3,372

Biomira Company Contacts:

Edward Taylor
Vice President Finance
& Chief Financial Officer
(780) 490-2806

Jane Tulloch
Director, Investor Relations
(780) 490-2812

Media Contact
Brad Miles, BMC Communications Group
(212) 477-9007 Ext. 17

Bill Wickson
Manager, Public Relations
(780) 490-2818

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and analyses of clinical trials, availability, or adequacy of financing, the sales and marketing of commercial products or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

###

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: MAY 3, 2002

By: ______________________
Edward A. Taylor
Vice President Finance